Höganäs

Date/Datum 16 May 2005 — Your letter/Ihre Nachricht vom

Our ref./Unser Zeichen /bh — Your ref./Ihr Zeichen




05008529

SUPPL

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Birgit Holst

Encl. Press release regarding AGM

Höganäs

Date/Datum

Our ref./Unser Zeichen

Your letter/Ihre Nachricht vom

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Rule 12g3-2(b)
File No. 82-3754

Annual General Meeting

The Annual General Meeting of Höganäs AB (publ) was held on Wednesday 11 May 2005 in the HB Hall in Höganäs.

Pursuant to the Board's proposal the Meeting approved a dividend of SEK 5.75 per share with 16 May 2005 as the date of record.

Re-election of the present Directors Ulf G Lindén, Jenny Lindén Urnes, Per Molin, Bernt Magnusson, Hans Mivér, Magnus Lindstam and Agnete Raaschou-Nielsen and new election of Alrik Danielson. From 11 May 2005 onwards, Alrik Danielson has been appointed CEO and President of the company, succeeding Claes Lindqvist, who simultaneously leaves his position as a Board member. Alrik Danielson has no other board appointments.

The proposal of the nomination committee that the Board shall have an Election Committee (previously the Nomination Committee) comprising one representative of each of the four largest shareholders in terms of the vote as of 31 August was approved by the major shareholders of the company.

Höganäs, 11 May 2005

Claes Lindqvist
President and Chief Executive Officer